Exhibit 99.1

58.com Purchases New Office Space in Beijing To Co-locate Office

BEIJING, China, September 25, 2014/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today announced that the Company has purchased new office space in Beijing.

The Company has entered into an agreement with Beijing Electronics Zone Investment and Development Co., Ltd. (“BEZ”) to purchase approximately 45,000 square meters of office space in Chaoyang District, Beijing, for RMB1,033.0 million (approximately US$168.4 million). The location will be used for the Company’s new corporate headquarters to accommodate the Company’s business expansion and increase in headcount. The Company plans to fund the purchase primarily through its operating cash flow and cash reserves. Payments will be made in installments upon completion of various milestones according to the agreement. The first building, which accounts for approximately 37% of the total new office space, is expected to be ready for occupancy in October 2015. The remaining new office space is expected to be ready for occupancy in July 2016. Cash payments related to the new office space purchase for 2014 and 2015 are expected to be approximately RMB103.3 million (approximately US$16.8 million) and approximately RMB929.7 million (approximately US$151.6 million), respectively.

“As a fast growing company, securing ample office space for our expanding teams has been a challenge, particularly in Beijing, where the majority of our R&D and our largest city-level field sales teams are located,” commented Michael Yao, Chairman and CEO of 58.com. “With this purchase, we believe we have secured enough office space for our teams for at least the next three to four years. The new office will allow us to create an even better working environment that will help to retain and attract top talent, and create a permanent base as we fulfill our long-term vision.”

“We conducted a long and extensive search before we secured this property,” added Hao Zhou, CFO of 58.com. “The northeast part of Beijing is a rapidly growing center for many internet companies in the capital city, and the properties we purchased were attractively priced compared with most of the available alternatives. The purchase price contains interior design and renovation costs. Once completed, the properties are expected to cost considerably less than equivalent rental properties. The impact to earnings is expected to start in the fourth quarter of 2015 once the first building is ready for use. We have been generating positive cash flow for the last six consecutive quarters and have more than $600 million in cash, cash equivalents, term deposits and short term investments as of today.”

The Company also signed a strategic agreement with BEZ, which has extensive experience in real estate projects such as high-tech industry parks in China. Pursuant to the agreement both companies will use each other as preferred partners for further business expansion nation-wide. The Company does not expect any material financial impact as a result of this agreement.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow our user base and network of local merchants for our online marketplace; the growth of, and trends in, the markets for our services in China; the demand for and market acceptance of its brand and services; competition in our industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com